UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from <> to <>
Commission file number: 0-20167
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Mackinac Financial Corporation 401(k) Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mackinac Financial Corporation
130 South Cedar Street
Manistique, MI 49854

Mackinac Financial Corporation 401(k) Plan
Financial Report
December 31, 2008

Mackinac Financial Corporation 401(k) Plan
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Mackinac Financial Corporation 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of Mackinac Financial Corporation 401(k) Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2008 and 2007 and the changes in net assets for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 29, 2009

Mackinac Financial Corporation 401(k) Plan
Statement of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Participant-directed investments:
Money market fund	$573	$—
Pooled separate accounts	1,500,655	2,159,583
Mackinac Financial Corporation stock	88,220	—
Participant loans	53,759	26,176

Total participant-directed investments	1,643,207	2,185,759

Cash	17,573	45,534
Contributions receivable	110,370	90,395

Net Assets Available for Benefits	$1,771,150	$2,321,688

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to Net Assets
Contributions:
Employee	$287,297
Employer	110,371
Rollovers	14,613

Total contributions	412,281
Investment income (loss):
Interest on participant loans	2,987
Net depreciation in fair value of pooled separate accounts	(827,643)
Net depreciation in Mackinac Financial Corporation stock	(29,943)

Total investment loss	(854,599)

Total additions — net	(442,318)
Deductions from Net Assets — Benefits paid directly to participants or beneficiaries	108,220
Net decrease	(550,538)
Net Assets Available for Benefits
Beginning of year	2,321,688

End of year	$1,771,150

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Plan Description
The following description of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering all employees of Mackinac Financial Corporation (the “Corporation”) who have completed three months of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended during 2008 to include an option to invest in Corporation stock.
Contributions — Participants may elect to have up to 80 percent of their annual compensation contributed on their behalf as an elective deferral. Amounts contributed are deducted from gross wages for each payroll period and deposited with John Hancock Life Insurance Company or Keefe, Bruyette & Woods, Inc. The Plan invests in whole shares of the Corporation’s stock generally on the last business day of each month. The contributions used to purchase whole shares of Corporation stock are held in a cash account until the Plan’s next purchase of whole shares of Corporation stock. Cash dividends, if any, on Corporation stock will be reinvested in accordance with the participant’s investment election. Stock dividends, if any, on Corporation stock will be reinvested in Corporation stock unless specifically elected otherwise in writing.
Mackinac Financial Corporation may make a matching contribution equal to a discretionary percentage of the amount of each participant’s elective deferral, not to exceed 5 percent of a participant’s compensation. The Plan was amended effective January 1, 2006, requiring a participant to achieve 1,000 hours of service and be employed at the Corporation on the last day of the plan year in order for the participant to be eligible for the matching contribution. For the year ended December 31, 2008, the board of directors elected to contribute, as a matching contribution, up to 3 percent of a participant’s compensation. The Corporation has the option of making an additional discretionary contribution based on compensation which is determined by its board of directors. There were no additional discretionary contributions made in 2008. The Corporation can automatically direct that up to 25 percent of the discretionary match be invested in Corporation stock, and participants may modify this direction of investments subsequently without restriction.

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Plan Description (continued)
Participant Accounts — Each participant’s account is credited with the participant’s contribution, allocations of the Corporation’s contributions, and plan earnings and charged with an allocation of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan, including an option to invest up to 25 percent of the participant’s account balance in Corporation stock.
Vesting — Participants are immediately 100 percent vested in employee salary and rollover contributions and any income or loss thereon. Vesting in the Corporation’s discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service. For vesting purposes, a year of service is defined as a plan year during which an employee has been credited with at least 1,000 hours of service. Participants vest in discretionary contributions 100 percent after three years of service.
Participant Loans — Participants may borrow from their accounts subject to certain maximum and minimum amounts as prescribed in the Plan and in the Internal Revenue Code. Loans are collateralized by the participant’s account balance and bear interest at a rate charged for similar loans by lending institutions as determined by the plan administrator.
Benefit Payments — Upon termination of employment, the participant or, in the case of death, the surviving spouse can elect to receive the participant’s account balance in a single lump sum or in various installment annuities not to exceed 15 years or the life expectancy of the participant. If the account is invested in Corporation stock, the participant may elect to receive an “in kind” distribution of whole shares.
Hardship Withdrawals — Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document. The Corporation must approve any such hardship withdrawals.
Forfeitures — If a participant is not fully vested on his or her termination date, the nonvested amount of the account is forfeited. Forfeitures are used to reduce future Corporation contributions or to pay administrative expenses of the Plan.
Termination — While it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Plan Description (continued)
Party-in-interest Transactions — Certain plan assets are in investment funds managed by John Hancock Life Insurance Company or its affiliates. John Hancock Life Insurance Company (U.S.A.) is the custodian of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. Participants can elect to invest in Mackinac Financial Corporation stock. Mackinac Financial Corporation is the plan sponsor; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Plan trustee is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the plan trustee received timely voting instructions.
Note 2 — Summary of Significant Accounting Policies
Benefit Payments — Benefits are recorded when paid.
Administrative Expenses — Various administrative costs are paid by the Corporation.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Investment Valuation — The Plan’s investments are stated at fair value. Investments in pooled separate accounts are stated at fair value, based on the fair value of the underlying assets. The participant loans and money market fund are valued at their outstanding balances, which approximates fair value. Quoted market prices are used to value all other investments.

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Note 3 — Investments
Significant investments of end of year net assets are as follows:

	2008	2007
JH Lifestyle Aggressive	$163,829	$254,372
JH Lifecycle 2025	146,356	211,938
JH Lifecycle 2030	82,686	173,397
JH Lifestyle Balanced	366,286	528,962
JH Lifestyle Growth	291,401	396,922
Note 4 — Tax Status
The Plan, as adopted, is a volume submitter plan, which does not require an application for a determination letter from the IRS. The volume submitter plan has received a favorable notification letter from the IRS dated March 31, 2008. The Plan has been amended since receiving the notification letter.
Note 5 – Employer Contribution
For the 2008 plan year, Mackinac Financial Corporation made an employer contribution to the Plan of approximately $110,000. Mackinac Financial Corporation utilizes plan forfeitures toward the total contribution to the Plan. For 2008, the amount utilized was approximately $18,000.
Note 6 – Fair Value
As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.

Mackinac Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 6 – Fair Value (continued)
SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices in
	Active Markets for	Significant Other	Significant	Balance at
	Identical Assets	Observable Inputs	Unobservable	December 31,
	(Level 1)	(Level 2)	Inputs (Level 3)	2008
Assets
Money market fund	$573	$—	$—	$573
Pooled separate accounts	—	1,500,655	—	1,500,655
Mackinac Financial Corporation stock	88,220	—	—	88,220
Participant loans	—	—	53,759	53,759
The following table sets forth a summary of the changes in the fair value of the Plan’s level 3 participant loans for the year ended December 31, 2008.

Participant
Loans
Balance at December 31, 2007	$26,176
Purchases, sales, issuances and settlements — net	27,583

Balance at December 31, 2008	$53,759

Mackinac Financial Corporation 401(k) Plan
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Line 4i
EIN 38-2062816, Plan No. 004
December 31, 2008

Identity of Issuer	Description of Investment	Cost	Current Value

Bank of New York Mellon Corporation	Money market fund-Prime Cash Series	*	$573
John Hancock Life Insurance Company (U.S.A.)	Pooled separate accounts:
	JH Lifecycle 2010	*	14,843
	JH Lifecycle 2040	*	8,616
	JH Lifestyle Aggressive	*	163,829
	JH American Funds Inv Co Am	*	12,591
	JH Legg Mason Value	*	2,725
	JH DFA International Value	*	652
	JH Small Cap Value Index	*	293
	Total Bank Market	*	1,421
	Small Company Value Fund	*	9,735
	International Value Fund	*	8,952
	JH Lifecycle 2015	*	9,604
	JH Lifecycle 2020	*	50,192
	JH Lifecycle 2025	*	146,356
	JH Lifecycle 2030	*	82,686
	JH Lifecycle 2035	*	26,657
	JH Lifecycle 2045	*	24,072
	JH Lifestyle Conservative	*	31,295
	JH Lifestyle Moderate	*	3,035
	JH Lifestyle Balanced	*	366,286
	JH Lifestyle Growth	*	291,401
	JH T. Rowe Price Spectrum Inc	*	22,960
	JH LM Partners Glb High Yield	*	3,179
	JH American Funds Am Balanced	*	3,113
	JH American Funds Wash Mutual	*	2,628
	JH T. Rowe Price Equity Inc	*	3,059
	JH Davis New York Venture	*	14,915
	JH Mutual Beacon	*	8,126
	JH Mutual Discovery	*	9,289
	JH DWS RREEF Real Estate	*	2,941
	JH MFS Utilities	*	9,280
	JH Domini Social Equity	*	174
	JH BlackRock Large Value	*	3,844
	JH T. Rowe Price Blue Chip	*	13,531
	JH American Funds Growth Fund	*	6,361
Schedule 1

Mackinac Financial Corporation 401(k) Plan
Schedule of Assets Held at End of Year Continued
Form 5500, Schedule H, Line 4i
EIN 38-2062816, Plan No. 004
December 31, 2008

Identity of Issuer	Description of Investment	Cost	Current Value

	JH Templeton World	*	$6,502
	JH Openheimer Global	*	7,639
	JH American Funds EuroPacific	*	12,211
	JH Colombia Marsico Intl Opps	*	7,693
	JH Energy	*	6,806
	JH American Century Vista	*	599
	JH AIM Small Cap Growth	*	3,981
	JH Bridgeway Ultra-Small Co	*	974
	JH DFA Emerging Markets Value	*	7,143
	Strategic Bank Fund	*	21,385
	High Yield Fund	*	736
	Large Cap Fund	*	268
	Value Fund	*	4,198
	Mid Cap Value	*	79
	Mid Value Fund	*	3,940
	Small Cap Value Fund	*	9,878
	Utilities Fund	*	677
	U.S. Large Cap Fund	*	138
	International Core Fund	*	363
	Intl Equity Index Fund	*	3,411
	Natural Resources Fund	*	7,127
	Mid Cap Stock Fund	*	4,433
	Small Cap Index Fund	*	728
	Total Return	*	280
	Equity Inc	*	141
	All Cap Value	*	6,727
	Small Opportunity	*	5,258
	All Cap Opportunity	*	132
	Financial	*	8,589
	Small Cap Tech	*	9,978
Mackinac Financial Corporation	Corporation stock-Mackinac Financial Corporation stock	*	88,220
Participants	Participant loans — Interest rates ranging from 6.00 percent to 9.25 percent	—	53,759

	Total investments		1,643,207

*	Cost information not required
Schedule 1

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mackinac Financial Corporation 401(k) Plan

Date: June 29, 2009	By: Name:	/s/ Ernie R. Krueger Ernie R. Krueger
	Title:	Executive Vice President, Chief Financial Officer
Mackinac Financial Corporation